UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wrap Technologies, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

98212N107

(CUSIP Number)

Elwood G. Norris

15891 Blue Crystal Trail

Poway, CA 92064

(858) 883-2153

With a copy to:

John D. Tishler, Esq.

Sheppard, Mullin, Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, CA 92130

(858) 720-8943

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98212N107	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Elwood G. Norris individually and as trustee of the Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,000,904
	8.	SHARED VOTING POWER 5,451,553
	9.	SOLE DISPOSITIVE POWER 1,000,904
	10.	SHARED DISPOSITIVE POWER 5,451,553

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,452,457(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of (a) 5,451,553 shares of Common Stock held by Norris Family 1997 Trust, (b) 850,904 shares of Common Stock held by the Reporting Person directly, and (c) exercisable stock options representing the right of the Reporting Person to acquire 150,000 shares of Common Stock.

(2) Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and based on 37,211,217 shares of Common Stock outstanding as of October 28, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on October 29, 2020.

CUSIP No. 98212N107	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Stephanie A. Norris individually and as trustee of the Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,451,553
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,451,553

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,451,553(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 5,451,553 shares of Common Stock held by Norris Family 1997 Trust.

(2) Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and based on 37,211,217 shares of Common Stock outstanding as of October 28, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on October 29, 2020.

CUSIP No. 98212N107	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,451,553
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,451,553

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,451,553(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of (a) 5,451,553 shares of Common Stock held by Norris Family 1997 Trust, (b) 850,904 shares of Common Stock held by the Reporting Person directly, and (c) exercisable stock options representing the right of the Reporting Person to acquire 150,000 shares of Common Stock.

(2) Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and based on 37,211,217 shares of Common Stock outstanding as of October 28, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on October 29, 2020.

CUSIP No. 98212N107	13D	Page 5 of 10 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Wrap Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 1817 W 4th Street, Tempe, Arizona 85281.

Item 2.  Identity and Background.

(a) This statement is filed by the individuals and entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i) Norris Family 1997 Trust, a Nevada trust.

(ii) Elwood G. Norris, a United States citizen and a trustee of the Norris Family 1997 Trust.

(iii) Stephanie A. Norris, a United States citizen and a trustee of the Norris Family 1997 Trust.

(b) The address of the principal office of the Reporting Persons is 15891 Blue Crystal Trail, Poway, CA 92064.

(c) Elwood G. Norris is Chief Technology Officer of Wrap Technologies, Inc., Stephanie A. Norris is the spouse of Mr. Norris and is self-employed at the address specified in (b).

(d)-(e) During the last five years, none of the Reporting Persons or, to their knowledge, any of the directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) See Item 2(a) above.

Item 3.  Source or Amount of Funds or Other Consideration.

On October 30, 2018, the Reporting Persons acquired beneficial ownership of shares of Common Stock exceeding 2% of the outstanding shares of Common Stock for cash in the aggregate amount of $1,000,002. The source of the funds was personal funds. Subsequently, the Reporting Person acquired certain additional shares of Common Stock for cash amounts shown on Exhibit B. No funds or consideration were borrowed for the purpose of acquiring the shares of Common Stock beneficially owned by the Reporting Persons reported herein (the “Shares”).

CUSIP No. 98212N107	13D	Page 6 of 10 Pages

Item 4.  Purpose of Transaction.

The Reporting Persons purchased or otherwise acquired the Shares based on the Reporting Persons' belief that the Shares represented an attractive investment opportunity. In the future certain of the Reporting Persons may engage in discussions with members of the Board of Directors of the Issuer (the “Board”) and other parties, or further discussions with management of the Issuer, regarding the business of the Issuer. Such discussions are expected to involve one or more of the events described in Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, from time to time and at any time in the future depending on various factors, including, without limitation, (a) the outcome of any discussions referenced above, (b) the Issuer's financial position and strategic direction, (c) actions taken by the Board, (d) price levels of the Common Stock, (e) any publicly announced significant corporate transactions or changes or developments related thereto, (f) conditions in the securities market, and (g) general economic and industry conditions, take such actions as they deem appropriate, including: (i) acquiring additional shares of Common Stock and/or other securities, or derivative or other instruments that are based upon or relate to the value of the Common Stock (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) exercising stock options; or (iv) engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons may increase or decrease the size of their investment in the Issuer, pursue changes in the composition of the Board or the Company’s management or propose or take one or more other actions that relate to or would result in any matter referred in items (a) through (j) of Item 4 of Schedule 13D, alone or with others. The Reporting Persons reserve the right to change their plans or proposals at any time and to take any action as they deem appropriate, either alone or with others, in their sole discretion at any time, including with respect to any matter set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 37,211,217 shares of Common Stock outstanding as of October 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on October 29, 2020.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the shares of Common Stock by the Reporting Persons within the past sixty days and certain other reportable transactions are set forth in Exhibit B, which is incorporated herein by reference.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e) Not applicable

CUSIP No. 98212N107	13D	Page 7 of 10 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information included in Item 4 above is incorporated by reference into this Item 6.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement by and among the Reporting Persons, dated as of December 28, 2020.

Exhibit B	Reportable Transactions in the Common Stock.

CUSIP No. 98212N107	13D	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2020	/s/ Elwood G. Norris
Elwood G. Norris

Date: January 4, 2020	/s/ Stephanie A. Norris
Stephanie A. Norris

Date: January 4, 2020	Norris Family 1997 Trust

Name: /s/ Elwood G. Norris
By: Elwood G. Norris

CUSIP No. 98212N107	13D	Page 9 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Wrap Technologies, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 4, 2020.

Date: January 4, 2020	/s/ Elwood G. Norris
Elwood G. Norris

Date: January 4, 2020	/s/ Stephanie A. Norris
Stephanie A. Norris

Date: January 4, 2020	Norris Family 1997 Trust

Name: /s/ Elwood G. Norris
By: Elwood G. Norris

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CUSIP No. 98212N107	13D	Page 10 of 10 Pages

Exhibit B

Reportable Transactions in the Common Stock

On October 30, 2018, Mr. Norris purchased 333,334 units ("Units") for $3.00 per Unit, with each Unit consisting of one share of Common Stock and a two-year warrant to purchase one share of Common Stock (“Warrant”), in connection with a private placement transaction consummated by the Issuer.

On December 10, 2019, Mr. Norris sold 600,000 shares of Common Stock to a foreign investor in a privately negotiated transaction at a mutually agreed price of $4.06 per share representing a 15% discount to the five-day average closing price ending on December 5, 2019.

On June 1, 2020, Mr. Norris partially exercised the Warrant, pursuant to which he acquired 100,000 shares of Common Stock for cash for the $5.00 per share exercise price. The source of the funds was personal funds.

On July 14, 2020, Mr. Norris partially exercised the Warrant, pursuant to which he acquired 150,000 shares of Common Stock for cash for the $5.00 per share exercise price. The source of the funds was personal funds.

On July 27, 2020, Mr. Norris partially exercised the Warrant, pursuant to which he acquired 83,334 shares of Common Stock for cash for the $5.00 per share exercise price. The source of the funds was personal funds.

10